Sub-Item 77K.  Change in Registrant's Certifying Accountants

(a)(1)    Previous independent accountants

      (i) On February 20, 2002, McGladrey & Pullen, LLP resigned as independent accountants for Dominion Insight Growth Fund.

      (ii) The report of McGladrey & Pullen, LLP for the fiscal year ended June 30, 2001, and the report of Wallace Sanders & Company (whose partners merged with McGladrey & Pullen, LLP on August 1, 2000) for the fiscal year ended June 30, 2000, contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to audit scope or accounting principle.

      (iii) Not applicable.

      (iv) In connection with their audits for the two most recent fiscal years and through February 20, 2002 there have been no disagreements with McGladrey & Pullen, LLP or Wallace Sanders & Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope and procedure, which disagreements if not resolved to their satisfaction would have caused them to make reference thereto in their report on the financial statements for such years.

      (v) During the two most recent fiscal years and through February 20, 2002 there have been no reportable events (as defined in Regulation S-K Item 304 (a)(1)(v)).

(2) A new independent accountant has not been engaged, nor have any consultations taken place on matters defined in Regulation S-K Item 304 (a) (2).

(3) The Registrant has requested that McGladrey & Pullen, LLP furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter is filed as an exhibit to this Form N-SAR.